

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2023

Melker Nilsson
Chief Executive Officer
Capstone Dental Pubco, Inc.
154 Middlesex Turnpike
Burlington, MA 01803

> **Re:** **Capstone Dental Pubco, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Exhibit No. 10.10 (previously filed as Exhibit No. 10.20)**
> **Filed November 13, 2023**
> **File No. 333-274297**

Dear Melker Nilsson:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance